                                    EXHIBIT 30(d)(xxxiv)

RIDER FOR INSURED'S WAIVER OF PREMIUM BENEFIT

Read the list of Supplementary Benefits on the Contract Data page(s).

This Benefit is a part of this contract only if it is listed there.

Total Disability Benefit.--We will pay scheduled premiums into the contract for you on their due dates while the Insured is totally disabled. But this is subject to all the provisions of this Benefit and of the rest of this contract.

Disability Defined.--When we use the words disability and disabled in this

Benefit we mean total disability and totally disabled. Here is how we define them: (1) until the Insured has stayed disabled for two years, we mean that he or she cannot, due to sickness or injury, do any of the duties of his or her regular occupation; but (2) after the Insured has stayed disabled for two years, we mean that he or she cannot, due to sickness or injury, do any gainful work for which he or she is reasonably fitted by education, training, or experience.

Except for what we state in the next sentence, we will at no time regard an

Insured as disabled who is doing gainful work for which he or she is reasonably fitted by education, training, or experience. We will regard an Insured as disabled, even if working or able to work, if he or she incurs, during a period in which premiums are eligible to be waived as we describe below, one of the following: (1) permanent and complete blindness of both eyes; or (2) severance of both hands at or above the wrists or both feet at or above the ankles; or (3) severance of one hand at or above the wrist and one foot at or above the ankle.

Premiums Eligible To Be Paid By Us.--lf the Insured becomes disabled before the first contract anniversary after his or her 60th birthday and that disability begins (1) on or after the first contract anniversary after his or her 5th birthday, if the contract date was before that birthday; or (2) on or after the contract date, if that date was on or after his or her 5th birthday, we will pay all scheduled premiums that fall due while he or she stays disabled and before the contract becomes paid-up.

If the Insured becomes disabled on or after the first contract anniversary after his or her 6Oth birthday, we will pay only those scheduled premiums that fall due before the first contract anniversary after his or her 65th birthday and while he or she stays disabled and before the contract becomes paid-up.

If the Insured becomes disabled on or after the first contract anniversary after his or her 65th birthday, we will not pay any scheduled premiums that fall due in that period of disability.

Conditions.--Both of these conditions must be met: (1) The Insured must become disabled while this contract is in force and not in default past the last day of the grace period; (2) The Insured must stay disabled for a period of at least six months while living.

Exceptions.--We will not pay any scheduled premiums if the Insured becomes disabled from: (1) an injury he causes to himself, or she causes to herself, on purpose; or (2) sickness or injury due to service on or after the contract date in the armed forces of any country(ies) at war. The word war means declared or undeclared war and includes resistance to armed aggression.

Successive Disabilities.--Here is what happens if the Insured has at least one scheduled premium paid by us while disabled, then gets well so that he or she resumes making payments, and then becomes disabled again. In this case, we will not apply the six-month period that would otherwise be required by Condition (2) and will consider the second period of disability to be part of the first period unless (1) the Insured has done gainful work, for which he or she is reasonably fitted, for at least six months between the periods; or (2) the Insured became disabled the second time from an entirely different cause.

If we do not apply the six-month period required by Condition (2), we also will not count the days when there was no disability as part of the two year period when disability means the Insured cannot do any of the duties of his or her regular occupation.

Notice and Proof of Claim.--Notice and proof of any claim must be given to us while the Insured is living and disabled, or as soon as reasonably possible. If notice or proof is not given as soon as reasonably possible, we will not pay any scheduled premium due more than one year before the date the notice or proof is given to us. We may require proof at reasonable times that the Insured is still disabled. After he or she has been disabled for two years, we will not ask for proof more than once a year. As a part of any proof, we have the right to require that the Insured be examined at our expense by doctors of our choice.

Recovery from Disability.--We will stop paying scheduled premiums if (1)

disability ends; or (2) we ask for proof that the Insured is disabled and we do not receive it;

(Continued on Next Page)

AL 100 N

(Continued from Preceding Page)

or (3) we require that the Insured be examined and he or she fails to do so.

Benefit Premiums and Charges.--We show the premiums for this Benefit under List of Supplementary Benefits in the Contract Data pages, and these premiums are included in the Scheduled Premiums shown in these pages. From each premium payment, we make the deductions shown under Schedule of Expense Charges in these pages and the balance is the invested premium amount which is added to the contract fund.

The monthly charge for this Benefit is deducted on each monthly date from the contract fund. The amount of that charge is included in the Schedule of Monthly Deductions in the Contract Data pages.

Unscheduled Premiums During Disability.--During a period of disability, even when we are paying scheduled premiums that fall due, you may make unscheduled premium payments if you wish, as provided in the Unscheduled Premiums section of the contract.

Termination.--This Benefit will end and we will make no more scheduled premium payments for you on the earliest of:

1. the end of the last day of grace if the contract is in default; it will not continue if a benefit takes effect under any contract value options provision that may be in the contract;

2. the end of the day before the first contract anniversary after the Insured's 65th birthday, unless the Insured has stayed disabled since before the first contract anniversary after the 60th birthday;

3. the date the contract is surrendered under its Cash Value Option, if it has one;

4. the date the contract becomes paid-up; and

5. the date the contract ends for any other reason.

This Supplementary Benefit rider

attached to this contract on the Contract Date Pruco Life Insurance Company of New Jersey By /s/ SPECIMEN SIGNATURE

Secretary

AL 100 N